WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

October 10, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn:	Brittany Ebbertt, Senior Staff Accountant

Joyce Sweeney, Senior Staff Accountant

Re:	Wipro Limited

    Form 20-F for the Fiscal Year Ended March 31, 2019

    Filed June 11, 2019

    Form 6-K furnished July 19, 2019

    File No. 001-16139

Dear Ladies and Gentlemen:

On behalf of Wipro Limited (the “Company”), we acknowledge receipt of your letter dated September 26, 2019 regarding the SEC staff’s (the “Staff”) review of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019 and the Company’s Form 6-K for the quarter ended June 30, 2019. We respectfully advise the Staff that, due to the time necessary to gather and organize the information required to prepare the Company’s response, we anticipate providing the Company’s response to your letter on or before October 24, 2019.

Thank you for your courtesy and cooperation in this matter.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Raj S. Judge

Raj S. Judge

cc:	Jatin Pravinchandra Dalal, Wipro Limited